Filed by Southwestern Energy Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Southwestern Energy Company

SEC File No.: 001-08246

Date: May 2, 2024

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER 2024 RESULTS

SPRING, Texas – May 2, 2024 – Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter ended March 31, 2024.

•	Generated $496 million net cash provided by operating activities, $1.5 billion net loss, $131 million adjusted net income (non-GAAP), and adjusted EBITDA (non-GAAP) of $472 million

•	Reported total net production of 376 Bcfe, or 4.1 Bcfe per day, including 3.6 Bcf per day of gas and 93 MBbls per day of liquids

•	Invested $538 million of capital in the quarter, consistent with the Company’s planned front-end loaded development program

•	Placed 18 wells to sales, including 6 in Appalachia and 12 in Haynesville; Haynesville well cost averaged $1,816 per lateral foot, a 13% decrease from 2023 average

•	For full-year 2024, the Company plans to align activity and capital investment with expected annual cash flow, resulting in an expected consistent production profile throughout the year at current strip prices

Financial Results

	For the three months ended
	March 31,
(in millions)	2024	2023
Net income (loss)	$(1,535)	$1,939
Adjusted net income (non-GAAP)	$131	$346
Diluted earnings (loss) per share	$(1.39)	$1.76
Adjusted diluted earnings per share (non-GAAP)	$0.12	$0.31
Adjusted EBITDA (non-GAAP)	$472	$799
Net cash provided by operating activities	$496	$1,137
Net cash flow (non-GAAP)	$439	$764
Total capital investments (1)	$538	$665
Free cash flow (deficit) (non-GAAP)	$(99)	$99

(1)   Capital investments includes an increase of $14 million and a decrease of $6 million for the three months ended March 31, 2024 and 2023, respectively, relating to the change in accrued expenditures between periods.

For the quarter ended March 31, 2024, Southwestern Energy recorded a net loss of $1.5 billion, or ($1.39) per diluted share. Adjusting for the impact of the Company’s full cost ceiling test impairment and other one-time items, adjusted net income (non-GAAP) was $131 million, or $0.12 per diluted share, and adjusted EBITDA (non-GAAP) was $472 million. Net cash provided by operating activities was $496 million, net cash flow (non-GAAP) was $439 million and free cash flow (deficit) (non-GAAP) was ($99) million.

As of March 31, 2024, Southwestern Energy had total debt of $4.0 billion and net debt to adjusted EBITDA (non-GAAP) of 1.9x. At the end of the quarter, the Company had $270 million of borrowings under its revolving credit facility and no outstanding letters of credit.

As indicated in the table below, first quarter 2024 weighted average realized price was $2.20 per Mcfe excluding the impact of derivatives and net of $0.27 per Mcfe of transportation expenses. Including derivatives, weighted average realized price for the first quarter was down 18% from $3.18 per Mcfe in 2023 to $2.61 per Mcfe in 2024 primarily due to lower commodity prices, including a 35% decrease in NYMEX Henry Hub.

Realized Prices
	For the three months ended March 31,
	2024	2023
Natural Gas Price:
NYMEX Henry Hub price ($/MMBtu) (1)	$2.24	$3.42
Discount to NYMEX (2)	(0.48)	(0.20)
Average realized gas price, excluding derivatives ($/Mcf)	$1.76	$3.22
Loss on settled financial basis derivatives ($/Mcf)	(0.01)	(0.08)
Gain (loss) on settled commodity derivatives ($/Mcf)	0.50	(0.24)
Average realized gas price, including derivatives ($/Mcf)	$2.25	$2.90
Oil Price:
WTI oil price ($/Bbl) (3)	$76.96	$76.13
Discount to WTI (4)	(10.89)	(10.21)
Average realized oil price, excluding derivatives ($/Bbl)	$66.07	$65.92
Average realized oil price, including derivatives ($/Bbl)	$63.09	$58.17
NGL Price:
Average realized NGL price, excluding derivatives ($/Bbl)	$23.88	$24.39
Average realized NGL price, including derivatives ($/Bbl)	$23.76	$24.58
Percentage of WTI, excluding derivatives	31%	32%
Total Weighted Average Realized Price:
Excluding derivatives ($/Mcfe)	$2.20	$3.48
Including derivatives ($/Mcfe)	$2.61	$3.18

(1)   Based on last day settlement prices from monthly futures contracts.

(2)   This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation and fuel charges, and excludes financial basis derivatives.

(3)   Based on the average daily settlement price of the nearby month futures contract over the period.

(4)   This discount primarily includes location and quality adjustments.

Operational Results

Total net production for the quarter ended March 31, 2024, was 376 Bcfe, of which 86% was natural gas, 12% NGLs and 2% oil. Capital investments totaled $538 million for the first quarter of 2024, consistent with the Company’s moderately front-end loaded capital program, with 29 wells drilled, 27 wells completed and 18 wells placed to sales.

	For the three months ended
	March 31,
	2024	2023
Production
Natural gas production (Bcf)	325	353
Oil production (MBbls)	1,231	1,418
NGL production (MBbls)	7,261	8,240
Total production (Bcfe)	376	411

Average unit costs per Mcfe
Lease operating expenses (1)	$1.12	$1.05
General & administrative expenses (2)	$0.13	$0.10
Taxes, other than income taxes	$0.13	$0.16
Full cost pool amortization	$0.68	$0.75

(1)   Includes post-production costs such as gathering, processing, fractionation and compression.

(2)   Excludes $9 million of merger-related expenses for the three months ended March 31, 2024.

Appalachia – In the first quarter, total production was 238 Bcfe, with NGL production of 80 MBbls per day and oil production of 13 MBbls per day. The Company drilled 15 wells, completed 15 wells, and placed 6 wells to sales with an average lateral length of 16,378 feet and average well cost of $824 per lateral foot.

Haynesville – In the first quarter, total production was 138 Bcfe. There were 14 wells drilled, 12 wells completed, and 12 wells placed to sales in the quarter with an average lateral length of 10,458 feet and average well cost of $1,816 per lateral foot.

E&P Division Results

	For the three months ended March 31, 2024
	Appalachia	Haynesville
Gas production (Bcf)	187	138
Liquids production
Oil (MBbls)	1,226	5
NGL (MBbls)	7,260	1
Production (Bcfe)	238	138

Capital investments (in millions)
Drilling and completions, including workovers	$198	$233
Land acquisition and other	46	—
Capitalized interest and expense	35	20
Total capital investments	$279	$253

Gross operated well activity summary
Drilled	15	14
Completed	15	12
Wells to sales	6	12

Total weighted average realized price per Mcfe, excluding derivatives	$2.34	$1.95

Wells to sales summary

	For the three months ended March 31, 2024
	Gross wells to sales	Average lateral length (ft)
Appalachia
Super Rich Marcellus	6	16,378
Haynesville	12	10,458
Total	18

Guidance

Due to the pending merger with Chesapeake Energy Corporation (“Chesapeake”), Southwestern Energy has discontinued providing guidance. Accordingly, investors are cautioned not to rely on historical forward-looking statements as those forward-looking statements were the estimates of management only as of the date provided and were subject to the specific risks and uncertainties that accompanied such forward-looking statements.

Conference Call

Due to the pending merger with Chesapeake, Southwestern Energy will not host a conference call or webcast to discuss first quarter 2024 results.

About Southwestern Energy

Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation’s most prolific shale gas basins. The Company’s returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swncrreport.com.

Investor Contact

Brittany Raiford

Vice President, Investor Relations

(832) 796-7906

brittany_raiford@swn.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words “anticipate,” “intend,” “plan,” “project,” “estimate,” “continue,” “potential,” “should,” “could,” “may,” “will,” “objective,” “guidance,” “outlook,” “effort,” “expect,” “believe,” “predict,” “budget,” “projection,” “goal,” “forecast,” “model,” “target”, “seek”, “strive,” “would,” “approximate,” and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs (including the number of rigs and frac crews to be used), estimated reserves and inventory duration, projected production and sales volume and growth rates, projected commodity prices, basis and average differential, impact of commodity prices on our business, projected average well costs, generation of free cash flow, our return of capital strategy, including the amount and timing of any redemptions, repayments or repurchases of our common stock, outstanding debt securities or other debt instruments, leverage targets, our ability to maintain or improve our credit ratings, leverage levels and financial profile, our hedging strategy, our environmental, social and governance (ESG) initiatives and our ability to achieve anticipated results of such initiatives, expected benefits from acquisitions, potential acquisitions and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives and statements regarding the proposed transaction between Southwestern Energy and Chesapeake. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control, as well as all of the risks and uncertainties associated with the proposed transaction between the Company and Chesapeake. These risks include, but are not limited to, commodity price volatility, inflation, the costs and results of drilling and operations, lack of availability of drilling and production equipment and services, the ability to add proved reserves in the future, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, the quality of technical data, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, an increase in interest rates, our ability to increase commitments under our revolving credit facility, our hedging and other financial contracts, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, including as a result of financial or banking failures, impacts of world health events, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions, divestitures, and strategic transactions, our ability to achieve our GHG emission reduction goals and the costs associated therewith, the risk that the Company’s and Chesapeake’s businesses will not be integrated successfully, the risk that cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect, the possibility that stockholders of Chesapeake may not approve the issuance of new shares of Chesapeake common stock in the proposed transaction or that stockholders of Chesapeake or stockholders of the Company may not approve the proposed transaction, the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the proposed transaction might be delayed or not occur at all, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction, the risk the parties do not receive regulatory approval of the proposed transaction, the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement, the risk that changes in Chesapeake’s capital structure and governance could have adverse effects on the market value of its securities, the ability of the Company and Chesapeake to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Company’s and Chesapeake’s operating results and business generally, the risk the proposed transaction could distract management from ongoing business operations or cause the Company and/or Chesapeake to incur substantial costs, the risk of any litigation relating to the proposed transaction, the risk that Chesapeake may be unable to reduce expenses or access financing or liquidity, and any other factors described or referenced under Item 7. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and under Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2023.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction between Southwestern Energy and Chesapeake, Chesapeake filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Chesapeake’s common stock to be issued in connection with the proposed transaction. The Registration Statement includes a document that serves as a prospectus of Chesapeake and joint proxy statement of Southwestern Energy and Chesapeake (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY SOUTHWESTERN ENERGY AND CHESAPEAKE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHWESTERN ENERGY AND CHESAPEAKE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

The Registration Statement is not yet effective. After the Registration Statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to stockholders of Southwestern Energy and stockholders of Chesapeake as of the record date. Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Southwestern Energy and Chesapeake with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Southwestern Energy, including the joint proxy statement/prospectus (when available), will be available free of charge from Southwestern Energy’s website at www.swn.com under the “Investors” tab. Copies of documents filed with the SEC by Chesapeake, including the joint proxy statement/prospectus (when available), will be available free of charge from Chesapeake’s website at www.chk.com under the “Investors” tab.

Participants in the Solicitation

Southwestern Energy and certain of its directors, executive officers and other members of management and employees, Chesapeake, and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Southwestern Energy’s stockholders and the solicitation of proxies from Chesapeake’s stockholders, in each case with respect to the proposed transaction. Information about Southwestern Energy’s directors and executive officers is available in Southwestern Energy’s Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 22, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 5, 2023, and in the joint proxy statement/prospectus (when available). Information about Chesapeake’s directors and executive officers is available in its Annual Report on Form 10-K for the 2023 fiscal year filed with the SEC on February 21, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 28, 2023, and the joint proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Southwestern Energy, stockholders of Chesapeake, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended
	March 31,
(in millions, except share/per share amounts)	2024	2023
Operating Revenues:
Gas sales	$584	$1,145
Oil sales	82	95
NGL sales	174	201
Marketing	579	679
Other	(2)	(2)
	1,417	2,118
Operating Costs and Expenses:
Marketing purchases	588	667
Operating expenses	417	418
General and administrative expenses	56	46
Merger-related expenses	9	—
Depreciation, depletion and amortization	262	313
Impairments	2,093	—
Taxes, other than income taxes	49	68
	3,474	1,512
Operating Income (Loss)	(2,057)	606
Interest Expense:
Interest on debt	59	63
Other interest charges	3	3
Interest capitalized	(27)	(30)
	35	36

Gain on Derivatives	126	1,401
Loss on Early Extinguishment of Debt	—	(19)
Other Income (Loss), Net	1	(1)

Income (Loss) Before Income Taxes	(1,965)	1,951
Provision (Benefit) for Income Taxes:
Current	—	—
Deferred	(430)	12
	(430)	12
Net Income (Loss)	$(1,535)	$1,939

Earnings (Loss) Per Common Share
Basic	$(1.39)	$1.76
Diluted	$(1.39)	$1.76

Weighted Average Common Shares Outstanding:
Basic	1,101,824,856	1,100,278,261
Diluted	1,101,824,856	1,102,396,636

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2024	December 31, 2023

	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$29	$21
Accounts receivable, net	491	680
Derivative assets	640	614
Other current assets	91	100
Total current assets	1,251	1,415
Natural gas and oil properties, using the full cost method	38,308	37,772
Other	573	566
Less: Accumulated depreciation, depletion and amortization	(30,784)	(28,425)
Total property and equipment, net	8,097	9,913
Operating lease assets	144	154
Long-term derivative assets	131	175
Deferred tax assets	674	238
Other long-term assets	101	96
Total long-term assets	1,050	663
TOTAL ASSETS	$10,398	$11,991
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$389	$—
Accounts payable	1,299	1,384
Taxes payable	123	128
Interest payable	26	77
Derivative liabilities	116	79
Current operating lease liabilities	43	44
Other current liabilities	28	17
Total current liabilities	2,024	1,729
Long-term debt	3,609	3,947
Long-term operating lease liabilities	100	107
Long-term derivative liabilities	75	100
Other long-term liabilities	224	220
Total long-term liabilities	4,008	4,374
Commitments and contingencies
Equity:
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,164,459,599 shares as of March 31, 2024 and 1,163,077,745 shares as of December 31, 2023	12	12
Additional paid-in capital	7,199	7,188
Accumulated deficit	(2,517)	(982)
Accumulated other comprehensive loss	(1)	(3)
Common stock in treasury, 61,614,693 shares as of March 31, 2024 and December 31, 2023	(327)	(327)
Total equity	4,366	5,888
TOTAL LIABILITIES AND EQUITY	$10,398	$11,991

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the three months ended
	March 31,
(in millions)	2024	2023
Cash Flows From Operating Activities:
Net income (loss)	$(1,535)	$1,939
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	262	313
Amortization of debt issuance costs	2	2
Impairments	2,093	—
Deferred income taxes	(430)	12
(Gain) loss on derivatives, unsettled	30	(1,524)
Stock-based compensation	7	1
Loss on early extinguishment of debt	—	19
Other	1	2
Change in assets and liabilities:
Accounts receivable	190	734
Accounts payable	(94)	(257)
Taxes payable	(5)	(27)
Interest payable	(29)	(33)
Inventories	(1)	(14)
Other assets and liabilities	5	(30)
Net cash provided by operating activities	496	1,137

Cash Flows From Investing Activities:
Capital investments	(521)	(670)
Net cash used in investing activities	(521)	(670)

Cash Flows From Financing Activities:
Payments on long-term debt	—	(437)
Payments on revolving credit facility	(981)	(1,357)
Borrowings under revolving credit facility	1,031	1,317
Change in bank drafts outstanding	(12)	(33)
Cash paid for tax withholding	(5)	(4)
Net cash provided by (used in) financing activities	33	(514)

Increase (decrease) in cash and cash equivalents	8	(47)
Cash and cash equivalents at beginning of year	21	50
Cash and cash equivalents at end of period	$29	$3

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of March 31, 2024, including the remainder of 2024 and excluding those positions that settled in the first quarter, is shown below. Please refer to the Company’s quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company’s commodity, basis and interest rate protection.

		Weighted Average Price per MMBtu
	Volume			Purchased
	(Bcf)	Swaps	Sold Puts	Puts	Sold Calls
Natural gas
2024
Fixed price swaps	409	$3.58	$—	$—	$—
Two-way costless collars	33	—	—	3.07	3.53
Three-way costless collars	60	—	2.50	3.25	4.19
Total	502
2025
Fixed price swaps	33	$3.47	$—	$—	$—
Two-way costless collars	73	—	—	3.50	5.40
Three-way costless collars	161	—	2.59	3.66	5.88
Total	267

	Volume	Weighted Average Strike Price
Call Options – Natural Gas (Net)	(Bcf)	($/MMBtu)
2024	55	$7.00
2025	73	$7.00
2026	73	$7.00
Total	201

	Volume	Basis Differential
Natural gas financial basis positions	(Bcf)	($/MMBtu)
2024
Dominion South	34	$(0.71)
TCO	28	$(0.74)
TETCO M3	32	$(0.70)
Total	94	$(0.71)
2025
Dominion South	9	$(0.64)

		Weighted Average Price per Bbl
	Volume			Purchased
	(MBbls)	Swaps	Sold Puts	Puts	Sold Calls
Oil
2024
Fixed price swaps	1,057	$71.62	$—	$—	$—
Two-way costless collars	348	—	—	70.00	86.40
Three-way costless collars	534	—	56.72	66.72	88.26
Total	1,939
2025
Fixed price swaps	41	$77.66	$—	$—	$—
Three-way costless collars	1,278	—	58.92	68.92	92.83
Total	1,319
Ethane
2024
Fixed price swaps	5,335	$10.05	$—	$—	$—
2025
Fixed price swaps	2,190	$10.19	$—	$—	$—
Propane
2024
Fixed price swaps	4,483	$31.23	$—	$—	$—
2025
Fixed price swaps	1,341	$30.25	$—	$—	$—
Normal Butane
2024
Fixed price swaps	1,073	$39.42	$—	$—	$—
2025
Fixed price swaps	548	$35.28	$—	$—	$—
Natural Gasoline
2024
Fixed price swaps	1,210	$61.45	$—	$—	$—
2025
Fixed price swaps	730	$56.44	$—	$—	$—

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of the Company’s peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company’s ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow, net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and net debt to adjusted EBITDA, all of which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company’s position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	3 Months Ended March 31,
	2024	2023

	(in millions)
Adjusted net income:
Net income (loss)	$(1,535)	$1,939
Add back (deduct):
Merger-related expenses	9	—
Impairments	2,093	—
(Gain) loss on unsettled derivatives (1)	30	(1,524)
Loss on early extinguishment of debt	—	19
Other (2)	2	3
Adjustments due to discrete tax items (3)	9	(437)
Tax impact on adjustments	(477)	346
Adjusted net income	$131	$346

(1)   Includes $1 million and ($4) million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2024 and 2023, respectively.

(2)   Includes $1 million of development costs for our enterprise resource technology for the three months ended March 31, 2024 and 2023, respectively.

(3)   The Company’s 2024 income tax rate is 22.4%.

	3 Months Ended March 31,
	2024	2023

Adjusted diluted earnings per share:
Diluted earnings (loss) per share	$(1.39)	$1.76
Add back (deduct):
Merger-related expenses	0.01	—
Impairments	1.89	—
(Gain) loss on unsettled derivatives (1)	0.03	(1.38)
Loss on early extinguishment of debt	—	0.02
Other (2)	0.00	0.00
Adjustments due to discrete tax items (3)	0.01	(0.40)
Tax impact on adjustments	(0.43)	0.31
Adjusted diluted earnings per share	$0.12	$0.31

(1)   Includes $1 million and ($4) million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2024 and 2023, respectively.

(2)   Includes $1 million of development costs for our enterprise resource technology for the three months ended March 31, 2024 and 2023, respectively.

(3)   The Company’s 2024 income tax rate is 22.4%.

	3 Months Ended March 31,
	2024	2023

	(in millions)
Net cash flow:
Net cash provided by operating activities	$496	$1,137
Add back (deduct):
Changes in operating assets and liabilities	(66)	(373)
Merger-related expenses	9	—
Net cash flow	$439	$764

	3 Months Ended March 31,
	2024	2023

	(in millions)
Free cash flow:
Net cash flow	$439	$764
Subtract:
Total capital investments	(538)	(665)
Free cash flow (deficit)	$(99)	$99

	3 Months Ended March 31,
	2024	2023

	(in millions)
Adjusted EBITDA:
Net income (loss)	$(1,535)	$1,939
Add back (deduct):
Interest expense	35	36
Income tax expense	(430)	12
Depreciation, depletion and amortization	262	313
Merger-related expenses	9	—
Impairments	2,093	—
(Gain) loss on unsettled derivatives (1)	30	(1,524)
Loss on early extinguishment of debt	—	19
Other	1	3
Stock-based compensation expense	7	1
Adjusted EBITDA	$472	$799

(1)   Includes $1 million and ($4) million of non-performance risk adjustment related to our derivative activities for the three months ended March 31, 2024 and 2023, respectively.

12 Months Ended March 31, 2024
(in millions)
Adjusted EBITDA:
Net income (loss)	$(1,917)
Add back (deduct):
Interest expense	141
Income tax expense	(699)
Depreciation, depletion and amortization	1,256
Merger-related expenses	9
Impairments	3,803
Gain on unsettled derivatives	(534)
Other	6
Stock-based compensation expense	15
Adjusted EBITDA	$2,080

March 31, 2024
(in millions)
Net debt:
Total debt (1)	$4,013
Subtract:
Cash and cash equivalents	(29)
Net debt	$3,984

(1)   Does not include $15 million of unamortized debt premium/discount and issuance expense.

	March 31, 2024
	(in millions)
Net debt to Adjusted EBITDA:
Net debt	$3,984
Adjusted EBITDA	$2,080
Net debt to Adjusted EBITDA	1.9	x